Exhibit 99.1

TeliaSonera Grants Corporate Responsibility Prize to a Lithuanian School

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 6, 2007--Regulatory News:

    Yesterday, TeliaSonera (STO:TLOG)(STO:TLSN) (LSE:TEE) (HEX:TLS1V) (Nasdaq:TLSN) gave a prize of 20,000 LTL (about 56,000 SEK) to Vilnius-based Uzupis Upper Secondary School as part of the Destination Home project. The project aims at encouraging Lithuanian emigrants to return home. The school was granted the prize for active contribution and engagement in these efforts.

    "22 organizations and private persons took part in the competition, and the prize committee found it very difficult to choose only one winner. The students of Uzupis Upper Secondary School showed originality and creativity", says Kenneth Karlberg, President of Mobility Services at TeliaSonera.

    Uzupis Upper Secondary School launched the "Return to Lithuania" project in March this year to celebrate Lithuanian independence. Around 200 pupils wrote a huge number of letters to Lithuanian emigrants about why they should return to Lithuania and live there. The plan is to send the letters to different emigrant groups in several countries. "We are very happy for the prize. With the economic support of TeliaSonera, we are now also able to expand the project. We are planning for example to make a film in which our students encourage emigrants to return home", says Vladas Malcevicius, headmaster of Vilnius Uzupis Upper Secondary School.

    Project Destination Home has even been recognized by the Lithuanian Television in its annual nominations of companies and organizations that have in different ways contributed to improve the quality of life in Lithuania. TeliaSonera was nominated in the category "Modern and Responsible Efforts".

    "Through Destination Home, we wanted to shed light on the social and economic problems caused by massive emigration and offer concrete help in solving the problems. I believe that the increased social and media attention to these questions proves that we have reached our goal", says Kenneth Karlberg.

    This prize is the second part of TeliaSonera's Destination Home project. The first time, TeliaSonera awarded Dr Daumantas Matulis, who on his own initiative returned to Lithuania from the US to continue his work in the field of scientific research. On October 24, Dr Daumantas Matulis, director and researcher at the Institute of Biotechnology, was appointed as the new Public Adviser to Valdas Adamkus, the president of Lithuania.

    Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, we launched mobile services in Spain. We are the leading European provider of quality cross-border voice, IP and capacity services, provided through our wholly-owned international carrier network. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com

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    CONTACT: TeliaSonera's Press Office
             (0)8-713 58 30